SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                               (Amendment No. 5)*


                                KSB Bancorp, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   482667-10-2
                               ------------------

                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         Check the  appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP NO. 482667 10 2                                          Page 2 of 5 Pages



================================================================================
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)

                  Kingfield Savings Bank
                  Employee Stock Ownership Plan and Trust
                  IRS ID No. 04-3189069
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Maine-chartered stock savings institution's employee benefit plan organized in Maine.
--------------------------------------------------------------------------------
                              5       SOLE VOTING POWER

                                         35,365
                              --------------------------------------------------
         NUMBER OF            6       SHARED VOTING POWER
          SHARES
       BENEFICIALLY                       85,025
         OWNED BY             --------------------------------------------------
           EACH               7       SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                        120,390
                              --------------------------------------------------
                              8       SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  120,390
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  9.8% of 1,246,950 shares of Common Stock outstanding as of December 31, 1998.
--------------------------------------------------------------------------------
12       TYPE IN REPORTING PERSON*

                  EP
================================================================================

CUSIP NO. 482667 10 2                                          Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  KSB Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  P.O. Box 105
                  Main Street
                  Kingfield, Maine  04947

Item 2(a).        Name of Person Filing:

                  Kingfield Savings Bank
                  Employee Stock Ownership Plan and Trust
                  Trustee:  First Bankers Trust Company, N.A.

Item 2(b).        Address of Principal Business Office:

                  2321 Koch's Lane
                  Quincy, Illinois 62301

Item 2(c).        Citizenship or Place of Organization:

                  Maine-chartered stock savings institution's employee benefit plan organized in Maine.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  482667 10 2

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b), or 13d-2(b), or (c), Check Whether the Person Filing is a:

                  (f) |X| This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.           Ownership:

                  As of December 31, 1998, the reporting person beneficially owned 120,390 shares of the Issuer. This number of shares represents 9.8%

CUSIP NO. 482667 10 2                                          Page 4 of 5 Pages



                  of the common stock, par value $.01 per shares, of the Issuer, based upon 1,246,950 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 35,365 shares and shared power to vote or to direct the vote of 85,025 shares. The reporting person has sole power to dispose or to direct the disposition of 35,365 shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership  of  More  Than Five  Percent on  Behalf of  Another
                  Person:

                  Not applicable

Item 7.           Identification  and  Classification of  the Subsidiary   Which
                  Acquired the Security Being Reported on  by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 482667 10 2                                          Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 4, 1999                             KINGFIELD  SAVINGS  BANK
                                                    EMPLOYEE STOCK OWNERSHIP AND
                                                    TRUST



                                                     /s/ Carmen Walch
                                                     ---------------------------
                                                     By:  Carmen Walch
                                                          Trust Officer